Exhibit 99.1

Franco-Nevada Reports First Quarter 2013 Results

TORONTO, May 8, 2013 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported its financial results for the first quarter of 2013.

Highlights include:

•                  $108.8 million in revenue;

•                  $35.4 million of net income, or $0.24 per share;

•                  Adjusted Net Income(1) of $40.6 million, or $0.28 per share;

•                  $1.4 billion in available capital;

•                  Agreements to acquire royalties on two promising new gold projects; and

•                  Release of our 2013 Asset Handbook.

“Franco-Nevada’s diversified portfolio and business model continue to deliver dependable top and bottom line results,” said David Harquail, President and CEO.  “First quarter revenues exceed those of the same quarter last year and we were pleased to see the start of gold payments from the Detour Lake project.  Franco-Nevada has a very strong balance sheet and is well positioned in this opportunity-rich environment to add to its portfolio.  We have started 2013 with two new gold royalty acquisitions in North America, both of which have very good exploration upside potential.  We expect to add further assets over the year.”

Financial Results

Gold Equivalent Ounces(2) (“GEOs”) earned by Franco-Nevada from its royalty and stream mineral interests was 58,289 GEOs in the quarter compared to 55,466 GEOs in the prior year, an increase of 5.1%. In addition, the oil & gas assets generated $13.9 million in revenues during the quarter compared to $10.5 million a year ago. Revenue was earned 85% from precious metals (71% gold and 14% PGMs) and 82% from North America and Australia (33% Canada, 24% U.S., 21% Mexico and 4% Australia).

The Company earned net income of $35.4 million, or $0.24 per share, compared to $46.8 million, or $0.33 per share, for 2012.  Adjusted Net Income(1) for the quarter was $40.6 million, or $0.28 per share, compared to $43.6 million, or $0.31 per share, for 2012. Revenue increased 3.6% to $108.8 million from $105.0 million. The increase was due to higher revenue from gold, oil and other mineral assets. Adjusted EBITDA(3) was $89.1 million, or $0.61 per share, compared to $85.4 million, or $0.61 per share.

As at March 31, 2013, Franco-Nevada had a strong financial position with cash, cash equivalents and short-term investments totaling $825.8 million and working capital(4) of $867.0 million.  In addition, the Company has available an undrawn $500.0 million unsecured revolving credit facility bringing available capital to approximately $1.4 billion.

The GOLD Investment that WORKS

New Royalty Acquisitions

•                  Brucejack - Canada: Franco-Nevada has agreed to acquire an existing 1.2% NSR royalty covering Pretium Resources’ Brucejack gold project in northwestern British Columbia for $45.0 million in cash. The NSR becomes payable after approximately 500,000 ounces of gold have been produced.  The project includes two principal deposits, the Valley of the Kings and the West Zone, both with exploration potential.

•                  Golden Meadows - USA: Franco-Nevada has agreed to acquire a newly created 1.7% NSR royalty covering Midas Gold’s project in Idaho for $15.0 million subject to an option by Midas Gold to re-acquire one-third of the royalty for $9.0 million.  As part of the transaction, Franco-Nevada also subscribed for 2,000,000 Midas Gold warrants having an excercise price of C$1.23 per warrant and a ten year term.  This project benefits from a large resource base with upside potential.

Portfolio Highlights

•                  Gold - U.S.:  Gold revenue increased by 9.3% to $21.2 million driven by increases at Gold Quarry due to an increase in the minimum royalty provision, and the Goldstrike NPI, as lower capital than expected was spent during the quarter, and higher production at Marigold. These increases were partially offset by anticipated lower production at Bald Mountain and Mesquite.

•                  Gold - Canada: Canadian assets earned $11.0 million in revenue, an increase of 13.4%, due to higher production from the Golden Highway assets, higher Hemlo NPI payments as it was in capital recovery mode during 2012 and the start of the Detour royalty with the pour of first gold in February 2013.

•                  Gold - Australia: Gold revenue from Australian assets was slightly higher generating $3.0 million with Duketon being the most significant contributor ($2.2 million).

•                  Gold - Rest of World: These assets generated $42.2 million in revenue for the quarter, a decrease of 1.6%, due to a lower average gold price. On April 2, 2013, First Quantum Minerals Ltd. (“First Quantum”) announced the successful completion of its acquisition of Inmet Mining Corporation (“Inmet”). Inmet holds an 80% interest in the Cobre Panama project which is subject to a $1.0 billion precious metals stream commitment from Franco-Nevada.  First Quantum is currently reviewing development plans for the project which may impact the timing of Franco-Nevada’s contributions. On April 29, 2013, Kinross Gold Corporation announced that it is proceeding with a feasibility study on an expanded Tasiast operation with a 38,000 tonnes per day (“tpd”) mill compared to its existing 8,000 tpd mill.

•                  PGM Assets: Revenue from PGM assets was $15.5 million with the Sudbury assets contributing $10.3 million.

•                  Oil & Gas Assets: Oil & gas assets generated $13.9 million in revenue, an increase of 32.4%, primarily due to the Q4 2012 Weyburn Unit acquisition.

2013 Guidance

For the three months ended March 31, 2013, attributable royalty and stream production was in-line with the Company’s expectations.  The Company expects to receive a total of 215,000 to 235,000 GEOs from its mineral assets and $55.0 to $65.0 million in revenue from its oil & gas assets in 2013. Gold equivalent royalty and stream ounces are estimated for gross ounces, and in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the Company. Platinum and palladium metals have been converted to GEOs using commodity prices of $1,400/oz Au, $1,425/oz Pt and $675/oz Pd. The WTI oil price is assumed to average $90 per barrel with similar price discounts for Canadian oil as experienced in 2012.

Dividend Declaration

The Board of Directors of Franco-Nevada declared the monthly dividend of $0.06 per share for each of July, August and September 2013.  The July dividend will be paid on July 25, 2013 to shareholders of record on July 11, 2013, the August dividend will be paid on August 29, 2013 to shareholders of record on August 15, 2013 and the September dividend will be paid on September 26, 2013 to shareholders of record on September 12, 2013.

The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on May 6, 2013.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

2013 Q1 REPORT  Franco-Nevada Corporation

Shareholder Information

The complete Consolidated Condensed Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call later today, Wednesday, May 8, 2013 at 3:00 p.m. Eastern Time to review the results. Interested investors are invited to participate as follows:

•                  Q1 Conference Call - 3:00 pm ET: Local: 647-427-7450; Toll-Free: 1-888-231-8191

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

A conference call replay will be available until May 15, 2013 at the following numbers: Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 57109893

The Company’s 2013 Asset Handbook can also be found today on the Company’s website. The 2013 Asset Handbook provides further details on many of the Company’s producing and advanced assets, including an estimation of the Royalty Equivalent Units which have more than doubled from the prior year.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world.  Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends.  Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303

Prepared in accordance with IFRS and expressed in U.S. dollars (unless otherwise noted).

FORWARD LOOKING STATEMENTS

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to GEOs are forward looking statements as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators, influence of macroeconomic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, whether or not the Company is determined to have PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Company’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.  However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s Annual Information Form, as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	March 31, 2013	December 31, 2012

ASSETS
Cash and cash equivalents (Note 3)	$718.5	$631.7
Short-term investments (Note 4)	107.3	148.2
Receivables (Note 5)	76.1	83.4
Prepaid expenses and other	14.4	15.9
Current assets	916.3	879.2

Royalty, stream and working interests, net	2,172.1	2,223.6
Investments (Note 4)	93.6	108.4
Deferred income tax assets	10.7	8.7
Other	26.5	24.0

Total assets	$3,219.2	$3,243.9

LIABILITIES
Accounts payable and accrued liabilities (Note 9(b))	$41.4	$44.0
Current income tax liabilities	7.9	12.8
Current liabilities	49.3	56.8

Deferred income tax liabilities	39.1	38.0
Total liabilities	88.4	94.8

SHAREHOLDERS’ EQUITY (Note 9)
Common shares	3,117.1	3,116.7
Contributed surplus	48.0	47.2
Deficit	(110.4)	(120.6)
Accumulated other comprehensive income	76.1	105.8
Total shareholders’ equity	3,130.8	3,149.1

Total liabilities and shareholders’ equity	$3,219.2	$3,243.9

The condensed notes to these unaudited interim financial statements, which are contained in the 2013 First Quarter Report available on our website, are an integral part of these consolidated financial statements.

The GOLD Investment that WORKS

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended March 31,
	2013	2012

Revenue (Note 5)	$108.8	$105.0

Costs and expenses
Cost of sales (Note 6)	15.1	15.6
Depletion and depreciation	34.4	31.7
Corporate administration (Note 7 & 9(c))	3.7	3.6
Business development	0.9	0.4
Impairment of investments (Note 4)	1.4	—
	55.5	51.3

Operating income	53.3	53.7

Foreign exchange gains/(losses) and other income/(expenses)	(4.7)	3.9
Income before finance items and income taxes	48.6	57.6

Finance items
Finance income	0.9	2.2
Finance expenses	(0.7)	(0.4)
Net income before income taxes	$48.8	$59.4

Income tax expense (Note 8)	13.4	12.6

Net income	$35.4	$46.8

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $0.8 (Note 4)	(5.5)	6.0
Currency translation adjustment	(24.2)	18.0
Other comprehensive income (loss)	(29.7)	24.1

Total comprehensive income	$5.7	$70.8

Basic earnings per share (Note 10)	$0.24	$0.33
Diluted earnings per share (Note 10)	$0.24	$0.33

The condensed notes to these unaudited interim financial statements, which are contained in the 2013 First Quarter Report available on our website, are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended March 31,
	2013	2012
Cash flows from operating activities
Net income	$35.4	$46.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	34.4	31.7
Impairment of investments (Note 4)	1.4	—
Other non-cash items	0.4	0.1
Deferred income tax expense (Note 8)	0.2	1.3
Share-based payments (Note 9(c))	1.2	0.9
Unrealized foreign exchange loss	0.3	0.2
Mark-to-market on warrants	4.0	(4.1)
Changes in non-cash assets and liabilities:
Decrease in receivables	7.4	11.7
Increase in prepaid expenses and other	(1.0)	(1.8)
Decrease in accounts payable and accrued liabilities	(7.2)	(2.7)
Net cash provided by operating activities	76.5	84.1

Cash flows from investing activities
Proceeds on sale of short-term investments	55.2	67.6
Purchase of short-term investments	(14.6)	(160.0)
Acquisition of working interest in oil & gas properties	(0.7)	(43.9)
Acquisition of interests in mineral properties	(0.1)	(39.6)
Purchase of investments	—	(15.0)
Return of capital on investments	1.8	—
Purchase of property and equipment	(0.2)	—
Purchase of oil & gas well equipment	(2.2)	(11.9)
Net cash provided by (used in) investing activities	39.2	(202.8)

Cash flows from financing activities
Payment of dividends	(26.1)	(17.0)
Proceeds from exercise of warrants	—	179.3
Proceeds from exercise of stock options	0.3	1.2
Net cash provided by (used in) financing activities	(25.8)	163.5
Effect of exchange rate changes on cash and cash equivalents	(3.1)	8.1
Net increase in cash and cash equivalents	86.8	52.9
Cash and cash equivalents at beginning of period	631.7	794.1
Cash and cash equivalents at end of period	$718.5	$847.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.3	$0.1
Income taxes paid during the period	$17.5	$13.0

The condensed notes to these unaudited interim financial statements, which are contained in the 2013 First Quarter Report available on our website, are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive		Total
	(Note 9)	Surplus	income	Deficit	Equity
Balance at January 1, 2013	3,116.7	47.2	105.8	(120.6)	3,149.1
Net income	—	—	—	35.4	35.4
Other comprehensive loss	—	—	(29.7)	—	(29.7)
Total comprehensive income	—	—	—	—	5.7
Exercise of stock options	0.4	(0.3)	—	—	0.1
Exercise of warrants	—	—	—	—	—
Share-based payments	—	1.2	—	—	1.2
Vesting of restricted share units	—	—	—	—	—
Adjustment to finance costs	—	(0.1)	—	—	(0.1)
Dividends declared	—	—	—	(25.2)	(25.2)
Balance at March 31, 2013	3,117.1	48.0	76.1	(110.4)	3,130.8

Balance at January 1, 2012	2,803.6	99.5	66.6	(135.5)	2,834.2
Net income	—	—	—	46.8	46.8
Other comprehensive income	—	—	24.0	—	24.0
Total comprehensive income	—	—	—	—	70.8
Exercise of stock options	1.7	(0.5)	—	—	1.2
Share-based payments	—	0.9	—	—	0.9
Exercise of warrants	201.5	(22.2)	—	—	179.3
Adjustment to finance costs	(0.1)	—	—	—	(0.1)
Dividends declared	—	—	—	(18.0)	(18.0)
Balance at March 31, 2012	3,006.7	77.7	90.6	(106.7)	3,068.3

The condensed notes to these unaudited interim financial statements, which are contained in the 2013 First Quarter Report available on our website, are an integral part of these consolidated financial statements.

NON-IFRS MEASURES:  Adjusted Net Income, Adjusted EBITDA and Working Capital are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR and on EDGAR.

(1)    Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(2)    For Q1 2013, Gold Equivalent Ounces are calculated using commodity prices of $1,630/oz Au (2012 - $1,691/oz Au), $1,634/oz Pt (2012 - $1,606/oz Pt) and $725/oz Pd (2012 - $682/oz Pd).

(3)    Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments.

(4)    Working capital is defined by the Company as current assets less current liabilities.

Reconciliation to IFRS measures

	Three months ended
(Expressed in millions except Margin and per share amounts)	March 31, 2013	March 31, 2012

Net Income	$35.4	$46.8
Income tax expense	13.4	12.6
Finance costs	0.7	0.4
Finance income	(0.9)	(2.2)
Depletion and depreciation	34.4	31.7
Impairment of investments	1.4	—
Foreign exchange (gains)/losses and other (income)/expenses	4.7	(3.9)
Adjusted EBITDA	$89.1	$85.4
Basic Weighted Average Shares Outstanding	146.7	139.9
Adjusted EBITDA per share	$0.61	$0.61

Net Income	$35.4	$46.8
Impairment of investments, net of income tax	1.4	—
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	3.5	(3.2)
Credit facility costs	0.3	—
Adjusted Net Income	$40.6	$43.6
Adjusted Net Income per share	$0.28	$0.31

	As at
	March 31, 2013	March 31, 2012
Current assets	$916.3	$879.2
Current liabilities	(49.3)	(56.8)

Working Capital	$867.0	$822.4